December 6, 2006

Via EDGAR and Facsimile

Stephen Krikorian

Accounting Branch Chief

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

Visiphor Corporation

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

File No. 000-30090

Dear Mr. Krikorian:

Visiphor Corporation (“Visiphor” or the “Company”) is responding to your letter dated November 28, 2006, relating to the above-referenced filings (the”Filings”).  The comments contained in that letter and the Company’s responses are set forth below.

In providing the responses below, the Company acknowledges that:

•

the adequacy and accuracy of the disclosure in the Filings is the responsibility of the Company;

•

staff comments, or changes, if any, made by the Company in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC COMMENT:

Item 8A. Controls and Procedures, page 38

1.

As previously requested, please tell us whether the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e).   That is,  tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed summarized and reported within the time periods specified in the Commissions rules and forms.  We refer you to Exchange Act Rule 13a-15(e).

VISIPHOR’S RESPONSE:

The Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2006, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports the Company files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

In addition to the disclosure provided in its previous responses the Company will include the following disclosure in its periodic reports going forward unless and until the Company’s disclosure controls and procedures are found to be ineffective:

Disclosure Controls

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Contractual Obligations, Page 37

2.

Your table of contractual obligations should include all contractual obligations and commercial commitments to make future payments, such as your long-term debt obligations.  Tell us how you considered the disclosure requirements of Item 303 (A)(5) of Regulation S-K.

VISIPHOR’S RESPONSE:

As a small business issuer, the Company is not subject to Item 303(a)(5) of Regulation S-K, but rather the requirements of Item 303 of Regulation S-B, which does not require small business issuers such as the Company to include a table of contractual obligations in its reports.  The table of contractual obligations is not an attempt by the Company to comply with Item 303(a)(5) of Regulation S-K, but rather the Company providing more information than it is required to provide to ensure that its disclosure in the United States is consistent with the disclosure the Company provides in its reports filed in Canada. In future reports the Company will include its long-term debt obligations in the table if the table is provided.

The Company will continue to include such disclosure in its periodic reports going forward unless and until there are changes in the Company's internal controls for a given period that make the disclosure no longer necessary.

The Company welcomes the opportunity to discuss the foregoing points further and clarify open questions you may have at your convenience.  I can be reached at (604) 684-2449 ext. 237.

Sincerely,

/s/ Wayne Smith

Wayne Smith

Chief Financial Officer

cc:

Jason Niethamer, U.S. Securities

  and Exchange Commission

Mark Zastre,  Grant Thornton LLP

Thomas M. Rose, Esq., Troutman Sanders LLP